Exhibit 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Fixed charges — interest expensed	$414,180	$219,283	$1,065,136	$914,248	$1,080,149	$1,802,210	$2,358,998

Earnings
Income before assessments	$27,233	$28,753	$108,601	$122,217	$102,664	$157,305	$175,149
Fixed charges	414,180	219,283	1,065,136	914,248	1,080,149	1,802,210	2,358,998

Total earnings	$441,413	$248,036	$1,173,737	$1,036,465	$1,182,813	$1,959,515	$2,534,147

Ratio of earnings to fixed charges	1.07	1.13	1.10	1.13	1.10	1.09	1.07